January 23, 2012

Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

RE:	ASGI Agility Income Fund
File No.: 811-22466

Dear Ms. O’Neal-Johnson:

We have received the Staff’s comments on the amended registration statement filed on Form POS AMI on November 8, 2011 (the “Registration Statement”) for ASGI Agility Income Fund (the “Fund”).  The Staff’s comments were received telephonically on December 22, 2011 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Registration Statement followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.
In the “Memorandum Summary, The Fund’s Investment Program – Investment Objective and Principal Strategies,” the Fund states that it may invest in, among other things, commodity pools and other commodity–based vehicles.  As a supplemental response, please confirm that less than 50% of the Fund’s assets will be invested in commodity pools.

Response: As a supplemental response, the Fund confirms that less than 50% of its assets will be invested in commodity pools.

2.
In the “Memorandum Summary, The Fund’s Investment Program – The Fund’s Investment Program,” the Fund describes “Tactical Capital Allocations” strategy as being “[e]mblematic of an ‘endowment-style’ investment approach.”  Please clarify what is meant by an “endowment-style investment approach.”

Response:     The “endowment-style” is based on the approach commonly used by large university endowments in managing their assets.  The approach holds central the tenets of constructing portfolios that are broadly allocated by geography, sector, asset class, manager and position, among other risk factors.  The requested change will be made.

3.
In the “Memorandum Summary, The Fund’s Investment Program – Types of Investments,” the Fund discusses “High Yield Debt Securities.”  Please disclose that these securities are often referred to as “junk bonds” and include a brief discussion of the speculative nature of and risks posed by an investment in these types of securities.

Response: The requested change will be made.

4.
In the “Memorandum Summary, Expense Limitation Agreement” please disclose in bold that ordinary fund-wide operating expenses do not include Acquired Fund Fees and Expenses (i.e. fees and expenses paid to Investment Funds and Investment Managers).

Response: Although we believe that the Fund adequately and plainly discloses that ordinary fund-wide operating expenses exclude Investment Fund and Investment Manager fees and expenses (and also note that such expenses are not part of the Fund’s financial statements), the requested change will be made.

5.
In the “Memorandum Summary, Expense Limitation Agreement,” please confirm supplementally that the Adviser is not permitted to recover expenses it has borne more than three years following the end of the fiscal year in which the Adviser deferred a fee or reimbursed an expense.

Response:     As a supplemental response, the Adviser is not permitted to recover deferred fees or reimbursed expenses more than three years after the end of the fiscal year in which such fees were deferred or expenses reimbursed.  We note that the fee table also so states.

6.	In the Fund’s Fee Table, please reinsert the term “Sales Load” under the “Member Transaction Expenses.”

Response:     Respectfully, the Fund does not believe the requested change necessary.  In this respect, we note that the term “sales load,” as defined by Section 2(a)(35) of the Investment Company Act of 1940, as amended, refers only to the “price of a security to the public,” and the Fund is not sold publicly.  The term “Placement Fee” is the terminology used throughout the Registration Statement and is the legally accurate term to describe the fee charged in connection with a private placement.

7.	In the Fund’s Fee Table, please delete the reference to “(12b-1)” under “Annual Expenses” since Rule 12b-1 is applicable only to open-end management investment companies.

Response:     We respectfully note that the disclosure will be retained in order to comply with applicable requirements.  As a condition to the exemptive order allowing the Fund to issue multiple classes that the Fund received from the Securities Exchange Commission on October 17, 2011,1 the Fund may only charge such fees in accordance with a plan adopted pursuant to Rule 12b-1 as if the Fund were an open-end management investment company.  Accordingly, since the Investor Distribution and Servicing Fee is subject to and has been approved and implemented consistent with, Rule 12b-1, we believe it is appropriate for that reference to remain.  This also is consistent with other disclosure discussing such plan.

8.
Please confirm supplementally that the Acquired Fund (Investment Fund) Fees and Expenses, as presented in the Fund’s Fee Table and described in footnote (5) to such table, reflect the fees and expenses of any underlying commodity pool investments.

Response:     As a supplemental response, the fees and expenses of underlying commodity pool investments are reflected in the Acquired Fund (Investment Fund) Fees and Expenses presented in the Fund’s Fee Table and accompanying footnotes.

9.	Under “INVESTMENT PROGRAM OF THE FUND – Fundamental Investment Policies,” please verify that the Fund’s policy on not concentrating in any industry, reflected in the first bullet, has not changed.

Response:     The Fund’s fundamental policy on concentration has not itself changed.  The Fund has merely clarified with detail its existing policy on not concentrating in any industry to expressly state Staff guidance on the meaning of industry concentration in the fund of hedge funds context, based on previous discussions with the Staff.  The Fund has never indicated that it would concentrate in any industry.

*           *           *

 Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko

_______________________________________
1 In the Matter of ASGI Agility Income Fund et. al., Investment Company Act Release No. 29837 (October 17, 2011).